Frank F. Rahmani +1 650 843 5753 rahmaniff@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

August 15, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C., 20549

Attn:	Christine Westbrook

Dorrie Yale

Paul Cline

Angela Connell

Re:	Urovant Sciences Ltd.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 20, 2018

File No. 333-226169

Ladies and Gentlemen:

On behalf of Urovant Sciences Ltd. (the “Company”), we are providing this response letter in response to the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated July 24, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on July 20, 2018 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the Comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Prospectus Summary

Our solution, page 3

1.

We note your response to comment 2, but your disclosure continues to inappropriately indicate your conclusions regarding the efficacy of your product candidate by stating that your product candidate was observed to be potent. Please delete such references here and throughout your registration statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

August 15, 2018

Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 26, 76, 90, 96, 97 and F-8 of the Amended Registration Statement.

Merck Phase 2b clinical trial, page 4

2.

We note your response to comment 3, which we reissue in part. Please expand your disclosure in the description of the extension study on page 101 to disclose all SAEs, whether or not considered treatment related or occurring in a control group.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 105 of the Amended Registration Statement.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

United States Securities and Exchange Commission

August 15, 2018

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (650) 843-5753 with any questions regarding the Company’s responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Keith A. Katkin, Urovant Sciences Ltd.

Bryan Smith, Urovant Sciences, Inc.

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Nathan Ajiashvili, Latham & Watkins LLP

Justin McNamee, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com